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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of February, 2000
                                         --------------


                                  AMVESCAP PLC
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                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
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Description of document filed:  EXERCISE OF OPTIONS.
                                --------------------

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AMVESCAP PLC
338809
IMMEDIATE RELEASE  18 FEBRUARY 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY TEL: 0171-454 3652





In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that on the 18 February 2000, Rothschild Trust (Cayman) Limited, the Trustee of the AMVESCAP Share Option Trust, sold 208,651 ordinary shares on behalf of participants of the AMVESCAP Executive Share Option Scheme. The Company was notified of these transactions on 18 February, 2000.

Executive Directors of AMVESCAP PLC who are participants in the Share Option Schemes are deemed to be discretionary beneficiaries of the Trust and are consequently considered to be interested in all of the shares held by the Trustee.






18 February 2000.




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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
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                                                 (Registrant)

Date  18 February, 2000                 By  /s/ ANGELA TULLY
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                                                 (Signature)

                                             Angela Tully
                                             Assistant Company Secretary